September 19, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Eric McPhee

                 Wilson Lee

Re:	Athlon Acquisition Corp.

Form 10-K for the year ended December 31, 2021

Form 10-Q for the period ended June 30, 2022

File No. 001-39870

Ladies and Gentlemen:

On behalf of Athlon Acquisition Corp. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 9, 2022 relating to the Company’s Form 10-K for the year ended December 31, 2021 and Form 10-Q for the period ended June 30, 2022. In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response.

On behalf of the Company, we are also electronically transmitting for filing an amended version of the Company’s quarterly reports on Form 10-Q for the periods ended March 31, 2022 and June 30, 2022.

Form 10-K for the year ended December 31, 2021

General

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be

Securities and Exchange Commission

September 19, 2022

able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

RESPONSE TO COMMENT 1:

The Company respectfully advises the Staff that its sponsor, AAC HoldCo, LLC, is a Delaware limited liability company, and is neither controlled by, nor does it have substantial ties with, any non-U.S. person.

Item 9A. Controls and Procedures

Management’s Report on Internal Controls Over Financial Reporting, page 44

2.

We note that the 10-K for the year ended December 31, 2021 represents the second annual report filed after IPO effectiveness. In addition within risk factor disclosures on page 35, you acknowledge the requirement to evaluate and report on your system of internal controls beginning with your annual report for the year ending December 31, 2021. However, we could not locate management’s report on internal controls over financial reporting within Item 9A of your annual report. Please amend your annual report to include management’s report on internal controls over financial reporting pursuant to Item 308(a) of Regulation S-K.

RESPONSE TO COMMENT 2:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that “management’s report on internal controls over financial reporting” was included in Item 9A of Amendment No. 1 to its Annual Report on Form 10-K for the year ended December 31, 2021 (“Amendment No. 1”) beginning on page 1.

Report of Independent Registered Public Accounting Firm, page F-2

3.

We note your audit opinion does not reference the balance sheet as of December 31, 2020 or the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the period from October 6, 2020 (inception) through December 31, 2020. Please have

Securities and Exchange Commission

September 19, 2022

your auditor revise its opinion to include the above referenced information which is required pursuant to Rule 8-02 of Regulation S-X. Please amend your filing to include such revised audit opinion. Please note that when you file your amendment, new certifications should be filed and all amended Items should be filed in their entirety.

RESPONSE TO COMMENT 3:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that a revised audit opinion that covers all periods presented, including the balance sheet as of December 31, 2020 and the related statements of operations, changes in stockholders’ equity (deficit) and cash flows for the period from October 6, 2020 (inception) through December 31, 2020 was included on page F-2 of Amendment No. 1.

Form 10-Q for the period ended June 30, 2022

Exhibits 31.1 and 31.2, page 1

4.

We note that your certifications omit the introductory language referring to internal control over financial reporting in paragraph 4 and paragraph 4(b) language referring to internal control over financial reporting. Please file an amendment to your quarterly reports for the periods ended March 31, 2022 and June 30, 2022 that include certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE TO COMMENT 4:

The Company has corrected this inadvertent error by filing the abbreviated amendments to its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022 and June 30, 2022 to address the Staff’s comment.

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Securities and Exchange Commission

September 19, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at 617-648-9231 or Max Noreng at 617-648-9322 with any questions or further comments you may have or if you wish to discuss the above.

Very truly yours,

/s/ Keith J. Scherer

cc:	David Poltack, Athlon Acquisition Corp.